NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES
PARTIAL REDEMPTIONS OF
3.500% SENIOR SECURED EURO NOTES DUE 2024 AND
6.500% SENIOR SECURED DOLLAR NOTES DUE 2025

LONDON – Feb. 28, 2023 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced that it has exercised its right to redeem:

(1)€188,000,000 of its €500,000,000 3.500% Senior Secured Notes due July 15, 2024 (Rule 144A: ISIN/Common Code XS1844998192/184499819 and Regulation S: ISIN/Common Code XS1844997970/184499797) (€300,041,000 of which are outstanding) (the "Euro Notes") on March 16, 2023 (the "Redemption Date") for a redemption price of 100% of the principal amount and a make-whole premium consistent with the terms of the indenture governing the Euro Notes, together with accrued and unpaid interest, and
(2)$200,000,000 of its $1,100,000,000 6.500% Senior Secured Notes due February 15, 2025 (Rule 144A: ISIN/CUSIP US460599AC74/460599 AC7 and Regulation S: ISIN/CUSIP USG4863AAC20/G4863A AC2) ($699,999,000 of which are outstanding) (the "Dollar Notes") on the Redemption Date for a redemption price of $1,012.54087 per $1,000.00 of principal amount, together with accrued and unpaid interest.

Each redemption is conditioned on IGT's receipt of sufficient proceeds under its senior revolving credit facilities to complete such redemption.

On the Redemption Date, the redemption prices, together with the applicable accrued interest, will become due and payable. Unless IGT defaults in making payment of the applicable redemption price, interest, if any, on the Euro Notes and the Dollar Notes being redeemed will cease to accrue on and after the Redemption Date.

The Paying Agent for the Euro Notes is The Bank of New York Mellon, London Branch, and the Paying Agent for the Dollar Notes is The Bank of New York Mellon. The Euro Notes and the Dollar Notes must be surrendered to the applicable Paying Agent to collect the applicable redemption price and accrued and unpaid interest.

This news release does not constitute a notice of the redemption of the Euro Notes or a notice of redemption of the Dollar Notes. A conditional notice of the redemption of the Euro Notes will be sent to all registered holders thereof on or about the date hereof and a conditional notice of the redemption of the Dollar Notes will be sent to all registered holders thereof on or about the date hereof.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190